265 Franklin Street

Boston, MA 02110

Tel. (617) 951-2550

www.weatherbiecapital.com

Policy, Procedures &
Compliance Handbook

Adopted: August 5, 2004

Amended: January 7, 2014

Narrative Introduction updated through December 31, 2013

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3.	Code of Ethics, Personal Trading

a.	Code of Ethics and Maintenance of Code access persons list / Material Non-Public and Insider Trading

The firm has adopted and operates under our Code of Ethics that addresses personal trading, insider trading, and material non public information. Employees are required to pre-clear their trades and are subject to the following four reporting requirements; (1), Confirmation of adherence to policy, (2) Disclosure of personal accounts, (3) Quarterly reports of securities transactions and (4) Quarterly confirmation of adherence to pre-clearance procedures. All employees are deemed to be an “Access Person” which requires a higher level of responsibility and reporting to Weatherbie. See Appendix Section Item #3

b.	Privacy Policy and Practices

See Appendix Section Item #5 for Policy distributed to Clients.

The SEC’s Regulation S-P (Privacy of Consumer Financial Information), which was adopted to comply with Section 504 of the Gramm-Leach-Bliley Act, requires investment advisers to disclose to clients its policies and procedures regarding the use and safekeeping of client records and information.

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Client records and information are collected from both separately managed accounts and Fund investors. Fund investors material is collected primarily to determine investors’ eligibility to invest in the Funds. Separately managed account clients provide information at the inception of their accounts and occasionally thereafter, primarily to determine accounts’ investment objectives and financial goals and to assist in providing clients with requested services.

While Weatherbie strives to keep client information up to date, clients are requested to monitor any information provided to them for errors on a periodic basis.

Procedures to Safeguard Investor Records and Non-public Personal Information

Weatherbie shall strive to: (a) ensure the security and confidentiality of consumer, customer and former customer records and information; (b) protect against any anticipated threats or hazards to the security or integrity of consumer, customer and former customer records and information; and (c) protect against unauthorized access to or use of consumer or customer records or information that could result in substantial harm or inconvenience to any customer. Accordingly, the following procedures will be followed:

A. Confidentiality. Employees shall maintain the confidentiality of information acquired in connection with their employment with Weatherbie, with particular care taken regarding Non-public Personal Information. Employees shall not disclose Non-public Personal Information, except to persons who have a bona-fide business need to know the information in order to serve the business purposes of Weatherbie, its clients, and/or investors. Weatherbie does not disclose, and no employee may disclose, any Non-public Personal Information about an investor or former investor other than in accordance with these procedures.

B. Information Systems. Weatherbie has established and maintains its information systems, including hardware, software and network components and design, in order to protect and preserve Non-public Personal Information.

Passwords and Access. Employees use passwords for computer access, as well as for access to specific programs and files. Non-public Personal Information shall be maintained, to the extent possible, in computer files that are protected by means of a password system secured against unauthorized access.

Access to specific Weatherbie databases and files shall be given only to employees who have a bona-fide business need to access such information. Passwords shall be kept confidential and shall not be shared except as necessary to achieve such business purpose. User identifications and passwords shall not be: stored on computers without access controls, written down, or stored in locations where unauthorized persons may discover them. Passwords shall be changed if there is reason to believe the password has been compromised and, in any event, changed periodically (i.e., at least once every 180 days) to maximize the security of Non-public Personal Information. All access and permissions for terminated employees shall be removed from the network system promptly upon notification of the termination.

To avoid unauthorized access, Employees shall close out programs and lock their terminals when they leave the office for an extended period of time and overnight. Terminals shall be locked when not in use during the day and laptops shall be secured when leaving MAWCO premises. Confidentiality shall be maintained when accessing the Weatherbie network remotely through the implementation of appropriate firewalls and encrypted transmissions.

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System Failures. Weatherbie will maintain appropriate programs and controls (which may include anti-virus protection and firewalls) to detect, prevent and respond to attacks, intrusions or other systems failures.

Electronic Mail. As a rule, Employees shall treat e-mail in the same manner as other written communications. However, Employees shall assume that e-mail sent from Weatherbie computers is not secure and shall avoid sending e-mails that include Non-public Personal Information to the extent practicable. E-mails that contain Non-public Personal Information (whether sent within or outside Weatherbie) shall have the smallest possible distribution in light of the nature of the request made.

Disposal. Electronic media, on which Non-Public Personal Information is stored, shall be formatted and restored to initial settings prior to any sale, donation, or transfer of such equipment.

C. Documents. Employees shall avoid placing documents containing Non-public Personal Information in office areas where they could be read by unauthorized persons, such as in photocopying areas or conference rooms. Documents that are being printed, copied or faxed shall be attended to by appropriate employees. Documents containing Non-public Personal Information which are sent by mail, courier, messenger or fax, shall be handled with appropriate care. Employees may only remove documents containing Non-public Personal Information from the premises for bona-fide work purposes. Any Non-public Personal Information that is removed from the premises must be handled with appropriate care and returned to the premises as soon as practicable.

D. WEatherbie maintains access to private account information that enables us to gain access to client accounts for the purposes of administrating and reconciling such accounts. Such information includes PINs and passwords provided by clients or custodians that enable on-line access. To access the database, authorized Weatherbie personnel must use their assigned password to gain entry each time. Employees agree that they are obligated to tightly monitor this information at all times and use it only to effect the management of Weatherbie’s strategies in the account.

E. Discussions. Employees shall avoid discussing Non-public Personal Information with, or in the presence of, persons who have no need to know the information. Employees shall not discuss Non-public Personal Information in public locations, such as elevators, hallways, public transportation or restaurants.

F. Access to Offices and Files. Access to offices, files or other areas where Non-public Personal Information may be discussed or maintained is limited, and Employees shall enter such locations for valid business purposes only. Meetings with investors shall take place in conference rooms or other locations where Non-public Personal Information will not be generally available or audible to others. Visitors shall generally not be allowed in the office unattended.

a) Weatherbie’s office is in a secure building that requires a building pass to enter or be admitted after clearing building Security. If a guest is not on the list for admittance, Security will call the office to identify the guest and request clearance. After business hours the front door is locked and when the last person leaves the office, the deadbolt on the front door is locked. In addition, before 7 am and after 6 pm, you must have a building pass to operate the elevators.

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G. Old Information. Non-public Personal Information that is no longer required to be maintained shall be destroyed and disposed of in an appropriate manner. Weatherbie has a cross-cut shredder on site for this purpose.

H. Identity Theft. An identity thief can obtain a victim’s personal information through a variety of methods. Therefore, Employees shall take the following actions to prevent identity theft:

a)	When providing copies of information to others, Employees shall make sure that non-essential information is removed and that Non-public personal information which is not relevant to the transaction is either removed or redacted.

b)	The practice of dumpster diving provides access for a would-be thief to a victim’s personal information. Therefore, when disposing of paper documents, paperwork containing Non-public Personal Information shall be shredded, burned or otherwise destroyed.

c)	To avoid a fraudulent address change, requests must be verified before they are implemented and confirmation notices of such address changes shall be sent to both the new address and the old address of record.

d)	Employees may be deceived by pretext calling, whereby an “information broker” or “identity thief” posing as an investor, provides portions of the investor’s Non-public Personal Information (i.e., social security number) in an attempt to convince an employee to provide additional information over the phone, which can be used for fraudulent purposes. Employees shall make every reasonable precaution to confirm the identity of the investor on the phone before divulging Non-public Personal information.

e)	Weatherbie prohibits the display of Social Security Numbers on any documents that are generally available or widely disseminated (i.e., mailing lists, quarterly reports, etc.).

Employees could be responsible for identity theft through more direct means. Insider access to information could permit a dishonest Employee to sell consumers’ personal information or to use it for fraudulent purposes. Such action is cause for disciplinary action at Weatherbie’s discretion, up to and including termination of employment as well as referral to the appropriate civil and/or criminal legal authorities.

c.	Gift Report

Employees may not accept limited investment opportunities, lavish gifts or other extravagant gratuities from individuals seeking to conduct business with Weatherbie, or on behalf of an advisory client. However, Employees may attend business meals, sporting events and other entertainment events at the expense of a giver, as long as the expense is reasonable and not lavish or extravagant in nature. Employees must report their intent to accept gifts over $100 to the CCO by completing the form provided in the COE. Reasonable gifts received on behalf of the Company shall not require reporting. Examples of reasonable gifts include holiday gift baskets and lunches brought to Weatherbie’s offices by unaffiliated companies, not limited to broker/dealers, vendors or clients.

Employees are prohibited from giving gifts that may be deemed as excessive, and must obtain approval to give all gifts in excess of $100 to any client, prospective client or any individual or entity that Weatherbie is seeking to do business with.

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Adopted May 31, 2012 Weatherbie has adopted gift and entertainment policies in accordance with applicable regulatory guidelines that are intended to manage the potential conflicts of interest or the appearance of such conflicts and to help employees make appropriate decisions that are consistent with the best interests of Weatherbie’s clients. Weatherbie employees are not permitted to solicit gifts, and extravagant or excessive entertaining is also prohibited. There is no agreement or arrangement between Weatherbie and third parties regarding the provision of gifts, meals, or gratuities to Weatherbie’s employees that is based on Weatherbie’s service agreement or arrangement with any particular client, and any such gifts, meals and gratuities are not received by Weatherbie employees by reason of their services to any particular client. In any event, even if, under any reasonable method of allocation, the value of gifts and entertainment received by Weatherbie employees were attributable to the Plan, such gifts or entertainment very likely would be of insubstantial value. Therefore, Weatherbie does not reasonably anticipate receiving non-monetary compensation associated with the Plan in excess of $250 and, accordingly, does not expect to have reportable non-monetary compensation for purposes of ERISA Section 408(b)(2).

d.	Serving As Officers, Trustees and/or Directors of Outside Organizations

Employees may, under certain circumstances, be granted permission to serve as directors, trustees or officers of outside organizations by completing the form included with the COE. These organizations can include public or private corporations, partnerships, charitable foundations and other not-for-profit institutions. Employees may also receive compensation for such activities.

At certain times, Weatherbie may determine that it is in its clients’ best interests for an Employee(s) to serve as an officer or on the board of directors of an outside organization. For example, a company held in clients’ portfolios may be undergoing a reorganization that may affect the value of the company’s outstanding securities and the future direction of the company. Service with organizations outside of Weatherbie can, however, raise serious regulatory issues and concerns, including conflicts of interests and access to material non-public information.

As an outside board member or officer, an Employee may come into possession of material non-public information about the outside company, or other public companies. It is critical that a proper information barrier be in place between Weatherbie and the outside organization, and that the Employee does not communicate such information to other Employees in violation of the information barrier.

Similarly, Weatherbie may have a business relationship with the outside organization or may seek a relationship in the future. In those circumstances, the Employee must not be involved in the decision to retain or hire the outside organization.

Employees are prohibited from engaging in such outside activities without the prior written approval from the CCO. Approval will be granted on a case by case basis, subject to proper resolution of potential conflicts of interest. Outside activities will be approved only if any conflict of interest issues can be satisfactorily resolved and all of the necessary disclosures are made on Part 2 of Form ADV

e.	Expert Matching Service

Weatherbie currently engages a 3rd party expert network service provider, Guidepoint Global; others may be added or removed in the future.

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Policy Statement:

Weatherbie employees, in a portfolio management or research capacity, may utilize 3rd party expert networks. Weatherbie employees are bound by the Weatherbie Code of Ethics which covers the topic of material non-public information. In addition, Weatherbie CFA charterholders are bound by the CFA code of ethics.

Purpose: To augment our research process of developing and triangulating a mosaic of material public and non-material public information as we seek to better understand markets, market segments, individual products, technologies, competitive dynamics, and future opportunities. The research is conducted on prospective investment opportunities as well as current portfolio holdings on behalf of our clients.

Weatherbie Procedure:

Weatherbie Employees will not:

1)	Ask or solicit specific material non-public information.

2)	Speak with employees of existing owned or sold short public companies through expert network services.

Weatherbie Employees may:

1)	Speak with non-executive employees of public companies including owned and or sold short companies when directed by current company executive management.

2)	Speak with former employees of owned and or sold short public companies provided these employees have not been employed by these public companies for at least 3 months.

g.	Political Contributions and Public Positions – ‘Pay To Play’ Policy (adopted June 2011)

Individuals may have important personal reasons for seeking public office, or for making contributions in support of candidates for public office. However, such activities could pose risks to an investment adviser. For example, federal and state “pay-to-play” laws have the potential to significantly limit an adviser’s ability to manage assets and provide other services to government-related clients or investors. Weatherbie currently manages assets of government-related clients and therefore is subject to these rules. In addition, other government related entities may fall under these rules if Weatherbie were to be hired for a mandate to a government-related entity. This applies to all state and local government entities.

Rule 206(4)-5 (the “Pay-to-Play Rule”) limits political contributions to state and local government officials, candidates, and political parties by:

●	Registered investment advisers; Weatherbie is a Registered investment adviser.

●	Advisers with fewer than fifteen clients that would be required to register with the SEC but for the “private advisor” exemption provided by Section 203(b)(3) of the Advisers Act.

●	Firms that solicit clients or investors on behalf of the types of advisers described above; and

●	“Covered Associates” (as defined below) of the entities listed above.

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The Pay-to-Play Rule defines “contributions” broadly to include gifts, loans, the payment of debts, and the provision of any other thing of value. Rule 206(4)-5 also includes a provision that prohibits any indirect action that would be prohibited if the same action was done directly.

Example - Providing the money for someone else to make a contribution or convince someone else to make a contribution.

Restrictions on the Receipt of Advisory Fees

The Pay-to-Play Rule prohibits the receipt of compensation from a government entity for advisory services for two years following a contribution to any official of that “government entity”.1 This prohibition also applies to “Covered Associates” of the adviser.

A “Covered Associate” of an adviser is defined to include:

●	Any general partner, managing member or executive officer, or other individual with a similar status or function; In this category the current Executive Officers with a 6 month look back are the President, CCO, and Portfolio Managers.

●	Any employee that solicits a government entity for the adviser, as well as any direct or indirect supervisor of that employee; In this category, the key here is Solicits and currently that is the Vice President, Alternative Investments subject to a 2 year look back and the President who is the direct supervisor of that employee.

●	Any political action committee controlled by the adviser or by any person that meets the definition of a “Covered Associate.”

Rule 206(4)-5(a)(2)(ii) makes it unlawful for any investment adviser covered by the rule and its Covered Associates to coordinate, or to solicit any person, including a political action committee, to make, any: (A) contribution to an official of a government entity to which the investment adviser is providing or seeking to provide investment advisory services; or (B) payment to a political party of a state or locality where the investment adviser is providing or seeking to provide investment advisory services to a government entity.

Although this pertains to State and Local Government officials, candidates and political parties, it also has repercussions beyond the State and Local level. A candidate for federal office could be considered an “official” under the rule not because of the office he or she is running for, but as a result of an office he or she currently holds. So long as an official has influence over the hiring of investment advisers as a function of his or her current office, contributions by an adviser could have the same effect, regardless to which of the official’s campaigns the adviser contributes. Example, a state senator is running for U.S. senator.

Per election is defined as a “Primary”, “Special”, or “General” election

However, there is an exception available for contributions from natural persons based on whether you can Vote in the election or not.

[1]	A government entity means any state or political subdivision of a state, including (i) any agency, authority, or instrumentality of the state or political subdivision, (ii) a pool of assets sponsored or established by the state or political subdivision or agency, (iii) a plan or program of a government entity; and (iv) officers, agents or employees of the state or political subdivision or agency.

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If you CANNOT vote in the election then the allowable contribution amount is $150 per election.

If you CAN vote in the election for a Massachusetts official or for a national office like President then the allowable contribution is $350 per election.

Look-Back Period definition

The restrictions on contributions and payments imposed by Rule 206(4)-5 can apply to the activities of individuals for the two years before they became Covered Associates of an investment adviser. However, for Covered Associates who are not involved in soliciting clients or investors, the look-back period is six months instead of two years.

An Example- we manage money for Ohio, no one should be contributing to a political campaign in Ohio unless it is $150 or less per election. If there has been a contribution greater than $150 you could request they return the contribution if found within 4 months of making the contribution, and you got the money back within 60 days of discovery. Otherwise you would have to refuse to take on the business or not accept fees until the 2 year cooling off period expires.

Another example – we currently do Not manage money for Massachusetts public funds or any municipalities but if we were to win a mandate – we would have to do a look back to see if a Covered Associate made any contributions to someone running in an election in Massachusetts and whether it was above the allowable amount of $350 (since we can vote for the candidate here in this state) if it was in the amount over $350, Weatherbie may need to refuse the business. It would not matter if the person running for office won or lost the election. Unfortunately you cannot request the contribution to be returned, it is really only for candidates that you cannot vote for. The adviser would have to refuse the mandate, or take on the business and not accept fees until the 2 year cooling off period expires.

Restrictions on Payments for the Solicitation of Clients or Investors

The Pay-to-Play Rule prohibits the compensation of any person to solicit a government entity unless the solicitor is an officer or employee of the adviser, or unless the recipient of the compensation (i.e., solicitation fee) is another registered investment adviser or a registered broker/dealer.

A registered investment adviser will be ineligible to receive compensation or advisory fees for soliciting government entities if the adviser or its Covered Associates made, coordinated, or solicited contributions or payments to the government entity during the prior two years.2

Restrictions on the Coordination or Solicitation of Contributions

The Pay-to-Play Rule prohibits an adviser and its Covered Associates from coordinating or soliciting any contribution or payment to an official of the government entity, or a related local or state political party.

Recordkeeping Obligations

Paragraph (a)(18) of Rule 204-2 imposes additional recordkeeping requirements on registered investment advisers that have any clients or investors in private funds that fall within Rule 206(4)-5’s definition of a “government entity.” Among other things, advisers with “government entity” clients or investors must keep records showing political contributions by “Covered Associates” and a listing of all “government entity” clients and investors.

[2]	Similar prohibitions are expected on broker/dealers pursuant to upcoming FINRA lawmaking.

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Applicability of Rule 206(4)-5 to Different Types of Advisory Products and Services Being Offered

The Pay-to-Play Rule applies equally to:

●	Advisers that provide advisory services to a government entity (including, among other things, through the management of a separate account or through an investment in a pooled private fund); and

●	Advisers that manage a registered investment company (such as a mutual fund) that is an investment option of a plan or program of a government entity.

Risks

In developing these policies and procedures, Weatherbie considered the material risks associated with Covered Associates’ political contributions. This analysis includes risks such as:

●	Covered Associates make political contributions that limit Weatherbie’s ability to attract or retain government-related Clients or Investors;

●	Weatherbie hires or promotes an individual into a role that meets the definition of a “Covered Associate” without considering the individual’s past political contributions;

●	Weatherbie inadvertently violates “pay-to-play” regulations, or other applicable laws, because it is unaware of Covered Associate’s political contributions; and

●	Covered Associates hold public offices that pose actual or apparent conflicts of interest.

Policies and Procedures

Political Contributions

Political contributions by Weatherbie or Covered Associates to politically connected individuals or entities with the intention of influencing such individuals or entities for business purposes are strictly prohibited.

If a Covered Associate, as defined above, or any affiliated entity is considering making a political contribution to any state or local government entity, official, candidate, political party, or political action committee, the potential contributor must seek pre-clearance from the CCO using the attached Political Contribution Pre-clearance form. All contributions and payments must comply with applicable federal, state and local laws, rules and regulations. Because there could be difference among the federal, state and local laws, the CCO will consider whether the proposed contribution is consistent with restrictions imposed by Rule 206(4)-5, and to the extent practicable, the CCO will seek to protect the confidentiality of all information regarding each proposed contribution.

The CCO will meet with any individuals who are expected to become “Covered Associates” to discuss their past political contributions. The review will address the prior six months for potential Covered Associates who will have no involvement in the solicitation of Clients or Investors; contributions for all other potential Covered Associates will be reviewed for the past two years. The CCO will prepare a memorandum documenting the discussion’s scope and findings, which will be signed by the CCO and

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by the individual in question and will be retained by the CCO along with Weatherbie’s Political Contribution Pre-clearance forms.

Covered Associates may make contributions to national political candidates, parties, or action committees without seeking pre-clearance as long as the recipient is not otherwise associated with a state or local political office. However, Covered Associates must use good judgment in connection with all contributions and should consult with the CCO if there is any actual or apparent question about the propriety of a potential contribution.

Any political contribution by Weatherbie, rather than its Covered Associates, must be pre-cleared by the CCO, irrespective of the proposed amount or recipient of the contribution. The CCO will maintain a chronological list of contributions in accordance with the requirements of the Pay-to-Play Rule, as well as a list of all Clients and Investors that meet the definition of a “government entity” for purposes of Rule 206(4)-5.

Public Office

Covered Associates must obtain written pre-approval from the CCO prior to running for any public office. Covered Associates may not hold a public office if it presents any actual or apparent conflict of interest with Weatherbie’s business activities.

h.	News Media and Public Relations Policy (June 28, 2012)

It is the policy of Weatherbie to not allow employees to speak to members of the news media. If a reporter contacts you via email or leaves a voicemail you should ignore it and not return the email or call. If you find yourself in direct contact with a member of the media on any subject related to Weatherbie’s products, its personnel, past, current or future strategies or stock investments, please graciously answer “no comment” or “my company does not allow me to speak on these matters”.

i.	Whistleblower Policy

As part of being sub-adviser to a Registered Investment Company, and rather than have our own Whistleblower policy we have agreed to use their policy. It is provided at the end of this document.

We have no retail customers that would require us to have an Anti-Money Laundering (AML) policy and we rely on Know Your Customer (KYC). For our private funds where there are individual investors, the third party Administrator has comprehensive AML procedures that are outlined in the Administration Service Agreement. Several questions within the Subscription Document seek to determine the suitability for investment by individuals.

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